DB COMMODITY SERVICES LLC

60 WALL STREET

NEW YORK, NEW YORK 10005

(212) 250-5883

May 3, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that PowerShares DB Commodity Index Tracking Fund (the “Trust”) has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the Securities Exchange Commission on May 3, 2013. The Trust made such disclosure based on information provided by our affiliate, Deutsche Bank AG, and not because of any conduct by the Trust.

PowerShares DB Commodity Index Tracking Fund DB COMMODITY SERVICES LLC, as Managing Owner of the Trust

By:	/s/ MARTIN KREMENSTEIN
Name:	Martin Kremenstein
Title:	Chief Executive Officer

By:	/s/ MICHAEL GILLIGAN
Name:	Michael Gilligan
Title:	Chief Financial Officer